

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2023

Frank Sorrentino
Chief Executive Officer
ConnectOne Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, New Jersey 07632

     Re: ConnectOne Bancorp, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed April 13, 2023
          File No. 001-40751

Dear Frank Sorrentino:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Disclosure Review Program

cc: Robert A. Schwartz